Exhibit 19.1

RAVE RESTAURANT GROUP, INC.
INSIDER TRADING POLICY

INSIDER TRADING

Employees shall not trade in securities while in possession of material inside information. To avoid even the appearance of insider trading, employees shall not trade in options in the Company's stock and shall avoid speculating in the Company’s stock. All employees shall follow the guidelines on securities trading issued by the Company as set forth in Policy 450 in the Employee Handbook.

Trading Stock & Securities

Federal law and Company policy prohibit employees, directly or indirectly through their families or others, from purchasing or selling Company stock while in the possession of material, non- public information concerning the Company. This same prohibition applies to trading in the stock of other publicly held companies on the basis of material, non-public information. To avoid even the appearance of impropriety, Company policy also prohibits employees from trading options on any open market in Company stock under any circumstances.

Material, non-public information is any information that could reasonably be expected to affect the price of a stock. If an employee is considering buying or selling a stock because of inside information they possess, they should assume that such information is material. It is also important for the employee to keep in mind that if any trade they make becomes the subject of an investigation by the government, the trade will be viewed after-the-fact with the benefit of hindsight. Consequently, employees should always carefully consider how their trades would look from this perspective.

Employees may not buy or sell the Company’s stock during certain “blackout” periods (Policy 450, Section II). The Legal Department can advise as to the existence and duration of such “blackout” periods. These requirements apply equally to trades by the employee, members of the employee’s immediate family, brokers, or anyone who engages in such transactions at the employee’s direction.

Tipping

Employees may not provide information or advice to family members or friends regarding buying or selling Company stock. Federal law and Company policy also prohibit the employee from “tipping” family or friends regarding material, non-public information that the employee learns about the Company, or other publicly traded company, in the course of employment. The same penalties apply, regardless of whether the employee derives any benefit from the trade.